October 17, 2024

John Meloun
Chief Financial Officer
Xponential Fitness, Inc.
17877 Von Karman Ave, Suite 100
Irvine, CA 92614

        Re: Xponential Fitness, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Form 10-Q for Fiscal Quarter Ended June 30, 2024
            File No. 001-40638
Dear John Meloun:

        We have reviewed your September 24, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
27, 2024 letter.

Response Letter Dated September 24, 2024
Other

1. Refer to your responses to comments 1, 3, 5, 6, and 7. Please provide us with a copy of your intended enhanced disclosure indicated in each response that clearly addresses the issue in each comment.
2. Refer to your response to comment 4. You state the number of studios you consider to have temporary suspension of operations that are included in the number of studios operating is not material. If true, please disclose you believe the number of such studios is not material and define what you consider to be not material with respect to studio counts so investors may understand the magnitude of these studios.
 October 17, 2024
Page 2
3. Refer to your response to comment 8. Please file the amendments to the Form 10-
      K for the fiscal year ended December 31, 2022 and Form 10-Q for the fiscal quarter ended March 31, 2023 that you confirmed in your response letter dated March 14,
      2024 you would file for the purpose specified in the associated comment. Refer to
      Question 246.13 of our Compliance and Discussion Interpretations on Regulation S-K
      for guidance on amending the filing for this purpose.

       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services